Exhibit 99.1

ACORN INTERNATIONAL, INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 21, 2019

On November 21, 2019, Acorn International, Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the offices of Sheppard Mullin Richter & Hampton LLP, 26th Floor, Wheelock Square, 1717 Nanjing Road West, Jing An District, Shanghai, 200040, People’s Republic of China, at 10:00 a.m. local time for the following purposes:

1.	Re-election of Mr. Robert W. Roche as a director of the Company.

2.	Re-election of Mr. Urs P. Zimmerman as a director of the Company

3.	Re-election of Mr. Pierre E. Cohade as a lead director of the Company.

4.	Re-election of Ms. Jenny Hseau-Jean Wang as a director of the Company.

5.	Re-election of Mr. Eric Haibing Wu as a director of the Company.

6.	Ratification of appointment of Grant Thornton CPA LLP as independent auditor of the Company for the fiscal year ending December 31, 2019.

7.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for Directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on October 11, 2019 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Jacob A. Fisch, Acorn International, Inc., 5/F, YueShang Plaza, 1 South Wuning Road, Shanghai 200040, People’s Republic of China, and arrive no later than November 13, 2019. The Notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2018 Annual Report are also available through our website at https://www.acorninternationalgroup.com/.

By Order of the Board of Directors,

Jacob A. Fisch
Chief Executive Officer
October 18, 2019

上 海

● 地址：武宁南路1号越商大厦5楼

● 邮编：200040

● 电话：021-51518888

● 传真：021-51518883

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